Exhibit 99.1

Launch of $500 million Senior Secured Notes

Luxembourg (April 3, 2020) Ardagh Group (“Ardagh”) has today launched an offering of $500 million Senior Secured Notes due 2025 (the “Offering” and the “Notes” respectively).

Proceeds from the issuance of the Notes, net of expenses, will be used to (i) repay in full a $300 million term loan credit facility, entered into on March 20, 2020 and drawn on March 23, 2020, (the “Credit Facility”) and (ii) for general corporate purposes.

Trading Update

Ardagh expects to report Adjusted EBITDA for the first quarter of 2020 in line with its guidance of $270 million, with no material impact from the recent outbreak of COVID-19 during the quarter.

Overall demand has remained resilient to date, reflecting our focus on the beverage and food end use categories. Operationally, we are a core part of the supply chain and all our production facilities have continued to operate normally. Our supply chains have also continued to function satisfactorily to date.

We ended the quarter with total cash and committed liquidity of $1.1 billion, including approximately $950 million in cash on hand. This includes proceeds from the Credit Facility and does not include proceeds of the Offering.

Pro forma for this Offering, total cash and committed liquidity would increase to $1.3 billion, including approximately $1.15 billion in cash.

Recent Developments

COVID-19

The outbreak of COVID-19 and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact our business in a number of ways. This is expected to include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

Although it is currently too early to estimate, we expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com

April 3, 2020

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.